Exhibit 99.2

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Southern Airlines Company Limited are set out below.

Executive Directors

Wang Chang Shun (Chairman)

Ma Xu Lun (Vice Chairman and President)

Han Wen Sheng (Executive Vice President)

Independent Non-Executive Directors

Zheng Fan

Gu Hui Zhong

Tan Jin Song

Jiao Shu Ge

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee Director	Audit and Risk Management Committee	Remuneration and Assessment Committee	Nomination Committee	Strategic and Investment Committee	Aviation Safety Committee
Wang Chang Shun			M	C
Ma Xu Lun					C
Han Wen Sheng		M
Zheng Fan		M	C		M
Gu Hui Zhong	M	C		M
Tan Jin Song	C				M
Jiao Shu Ge	M		M	M

Notes:

C	Chairman of the relevant Board committee
M	Member of the relevant Board committee

Guangzhou, the People’s Republic of China

8 May 2019

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